UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 3)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$529,440.02	Filing Party:	Stryker B.V., Stryker Delaware, Inc. and Stryker Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on December 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference into all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

1.    Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On February 26, 2020, Stryker announced an extension of the expiration of the Offer to 5:00 p.m., Eastern Time, on April 30, 2020, unless the Offer is further extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 9:00 a.m., Eastern Time, on February 27, 2020.

The Depositary has advised Stryker and Purchaser that, as of 5:00 p.m., Eastern Time, on February 25, 2020, 17,446,435 Shares, representing approximately 13.6% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Stryker announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(H) and is incorporated by reference herein.

2.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first sentence of the fourth paragraph of the cover page of the Offer to Purchase and the first sentence of the fourth paragraph of the Introduction on page 1 of the Offer to Purchase in their entirety to read as follows:

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Stryker will cause Purchaser to), (a) at or promptly following the Expiration Time (but in any event within one (1) business day thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or promptly following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”).

3.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first sentence of the second paragraph under the question “How long do I have to decide whether to tender my Shares pursuant to the Offer?” on page v the Offer to Purchase in its entirety to read as follows:

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will (and Stryker will cause us to), (a) at or promptly following the Expiration Time (but in any event within one (1) business day thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or promptly following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”).

4.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first sentence of the first paragraph of Section 1—“Terms of the Offer” on page 7 of the Offer to Purchase in its entirety to read as follows:

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will (and Stryker will cause us to), (a) at or promptly following the Expiration Time (but in any event within one (1) business day thereafter), accept for payment and (b) at or promptly following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (as permitted under Section 4—“Withdrawal Rights”) as of the Acceptance Time.

5.    The Offer to Purchase is hereby amended and supplemented by amending and restating the first sentence of the first paragraph of Section 2—“Acceptance for Payment and Payment for Shares” on pages 9-10 of the Offer to Purchase in its entirety to read as follows:

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will (and Stryker will cause us to), (a) at or promptly following the Expiration Time (but in any event within one (1) business day thereafter), accept for payment and (b) at or promptly following the Acceptance Time (but in any event within two (2) business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “9:00 a.m., Eastern Time, on February 27, 2020” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on April 30, 2020.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

Stryker B.V.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	Managing Director

By:	/s/ Stuart Silk
	Name:	Stuart Silk
	Title:	Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	President

Stryker Corporation

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	President and Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(a)(5)(H)	Press Release, dated February 26, 2020

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

*	Previously filed.

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